UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pernix Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71426V108

(CUSIP Number)

Andrew C. Hyman, Esq.

Athyrium Capital Management, LP

530 Fifth Avenue, Floor 25

New York, New York 10036

(212) 402-6925

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 71426V108		Page 2 of 30

1	Name of reporting person Athyrium Opportunities Fund (A) LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,951,469
	9	Sole dispositive power 0
	10	Shared dispositive power 2,951,469
11	Aggregate amount beneficially owned by each reporting person 2,951,469
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.37%
14	Type of reporting person PN

13D
CUSIP No. 71426V108		Page 3 of 30

1	Name of reporting person Athyrium Opportunities Fund (B) LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,632,062
	9	Sole dispositive power 0
	10	Shared dispositive power 1,632,062
11	Aggregate amount beneficially owned by each reporting person 1,632,062
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.53%
14	Type of reporting person PN

13D
CUSIP No. 71426V108		Page 4 of 30

1	Name of reporting person Athyrium Opportunities Associates LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN

13D
CUSIP No. 71426V108		Page 5 of 30

1	Name of reporting person Athyrium Opportunities Associates GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D
CUSIP No. 71426V108		Page 6 of 30

1	Name of reporting person Athyrium Capital Management, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN / IA

13D
CUSIP No. 71426V108		Page 7 of 30

1	Name of reporting person Athyrium Capital Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D
CUSIP No. 71426V108		Page 8 of 30

1	Name of reporting person Jeffrey A. Ferrell
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person IN

13D
CUSIP No. 71426V108		Page 9 of 30

1	Name of reporting person Athyrium Opportunities Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO / IA

13D
CUSIP No. 71426V108		Page 10 of 30

1	Name of reporting person NB Alternatives Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO / IA

13D
CUSIP No. 71426V108		Page 11 of 30

1	Name of reporting person NB Alternatives GP Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D
CUSIP No. 71426V108		Page 12 of 30

1	Name of reporting person NB Alternatives Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D
CUSIP No. 71426V108		Page 13 of 30

1	Name of reporting person Neuberger Berman AA LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D
CUSIP No. 71426V108		Page 14 of 30

1	Name of reporting person Neuberger Berman Group LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,531
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,531
11	Aggregate amount beneficially owned by each reporting person 4,583,531
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 10 North Park Place, Suite 201, Morristown, New Jersey 07960.

Item 2.	Identity and Background.

(a)-(c) & (f) This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 99.1, by:

(1) Athyrium Opportunities Fund (A) LP, a Delaware limited partnership (“Fund A”), is an investment partnership engaged in the business of making equity and debt investments;

(2) Athyrium Opportunities Fund (B) LP, a Delaware limited partnership (“Fund B” and, together with Fund A, the “Funds”), is an investment partnership engaged in the business of making equity and debt investments;

(3) Athyrium Opportunities Associates LP, a Delaware limited partnership (“Associates LP”), is engaged in the business of being the general partner of the Funds;

(4) Athyrium Opportunities Associates GP LLC, a Delaware limited liability company (“Associates GP”), is engaged in the business of being the general partner of Associates LP;

(5) Athyrium Capital Management, LP, a Delaware limited partnership (“ACM”), is engaged in the business of being a member of Associates GP and an investment adviser to Opportunities Advisers (as defined below);

(6) Athyrium Capital Holdings, LLC, a Delaware limited liability company (“ACH”), is engaged in the business of being the general partner of ACM;

(7) Jeffrey A. Ferrell is an individual citizen of the United States whose principal occupation is to serve as the Managing Member of ACH;

(8) Athyrium Opportunities Advisers LLC, a Delaware limited liability company (“Opportunities Advisers”), is engaged in the business of being an investment adviser to Associates GP;

(9) NB Alternatives Advisers LLC, a Delaware limited liability company (“Alternatives Advisers”), is engaged in the business of being the sole member of Opportunities Advisers;

(10) NB Alternatives GP Holdings LLC, a Delaware limited liability company (“Alternatives GP”), is engaged in the business of being a member of Associates GP;

(11) NB Alternatives Holdings LLC, a Delaware limited liability company (“Alternatives Holdings”), is engaged in the business of being the sole member of Alternatives GP and a member of Alternatives Advisers;

(12) Neuberger Berman AA LLC, a Delaware limited liability company (“NB AA”), is engaged in the business of being a member of Alternatives Holdings and of Alternatives Advisers; and

(13) Neuberger Berman Group LLC, a Delaware limited liability company (“NB Group”), is engaged in the business of being a member of Alternatives Holdings and the sole member of NB AA.

The persons described in (1) through (13) above are referred to herein as the “Reporting Persons.” A list of the directors, executive officers, managers, members and partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) is attached hereto as Annex A and is incorporated by reference herein. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons listed as (1)-(4) and (8)-(13) and each associated Covered Person (other than Covered Persons associated with a Reporting Person listed as (5)-(7)) is c/o NB Alternatives Advisers LLC, 605 Third Avenue, 22nd Floor, New York, New York 10158.

The principal business address of each of the Reporting Persons listed as (5)-(7) and each associated Covered Person is c/o Athyrium Capital Management, LP, 530 Fifth Avenue, Floor 25, New York, New York 10036.

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 21, 2014, the Company issued $39.5 million aggregate principal amount of the Company’s 8.00% Convertible Senior Notes due 2019 (the “Notes”) to the Funds in accordance with the Securities Purchase Agreements (as defined and summarized below in Item 6).

The Notes are governed by the terms of the Indenture (as defined and summarized below in Item 6). The Notes are convertible into shares of the Company’s Common Stock at an initial conversion rate of 277.7778 shares of Common Stock per $1,000 principal amount of the Notes, provided, however, that with respect to the Funds, the Company may not issue any shares of Common Stock upon conversion, and the Funds will not have the right to receive shares of Common Stock upon conversion, to the extent that the issuance of shares of Common Stock would cause the Funds’ beneficial ownership of the Common Stock to exceed the Blocker Percentage (as defined below), which beneficial ownership would be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Act”). At the time of entering into the Securities Purchase Agreements, the Blocker Percentage was 4.9%. On April 21, 2015, the definition of the Blocker Percentage was changed from 4.9% to 9.9% as a result of the entry by the Company into the Third Supplemental Indenture (as defined and summarized below in Item 6).

Following the issuance of the Notes, the Funds sold $6 million aggregate principal amount of the Notes and, on April 22, 2015, the Funds converted the remaining $33.5 million aggregate principal amount of the Notes at a conversion rate of 277.7778 shares of Common Stock per $1,000 principal amount of the Notes and as a result, will have the right to receive a total of 9,305,556 shares of the Company’s Common Stock but subject to the Blocker Percentage. In connection with the conversion, Fund A received 1,928,545 shares of Common Stock and Fund B received 1,066,419 shares of Common Stock, with the right to receive upon request the remainder of the shares of Common Stock but subject to the Blocker Percentage.

A total of approximately $39.5 million was paid for the Notes acquired by the Funds. The conversion of the Notes on April 22, 2015 was a cashless conversion. The shares of Common Stock acquired pursuant to the Inducement Agreement (as defined and summarized below in Item 6) were received as an inducement to convert the Notes.

Item 4.	Purpose of Transaction.

The Funds acquired the Notes for investment purposes and the shares of Common Stock received by the Funds upon conversion of the Notes and pursuant to the Inducement Agreement also have been acquired for investment purposes. In connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including, the performance of the Common Stock in the market, the attractiveness of alternative business and investment opportunities, the ongoing evaluation of the Company’s business, financial condition, operating results and prospects and general stock market and economic conditions), and subject to any applicable limitations described in Item 6 below under the caption “Lock-Up Agreement,” the Reporting Persons may from time to time dispose of all or a portion of the Common Stock acquired pursuant to the conversion of the Notes and pursuant to the Inducement Agreement held by such persons.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

The information set forth under Items 3 and 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 38,872,473 shares outstanding as of March 31, 2015, as reported in the Company’s preliminary proxy statement filed with the SEC on April 28, 2015, plus the 2,994,964 shares of Common Stock issued to the Funds upon conversion of the Notes on April 22, 2015, the receipt of 1,205,036 shares of Common Stock under the Inducement Agreement and an additional 3,225,820 shares of Common Stock which the Funds have the right to receive given the Blocker Percentage.

(1) Fund A directly owns 2,951,469 shares of Common Stock (approximately 6.37% of the total number of shares of Common Stock outstanding). Fund A has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 2,951,469 shares of Common Stock.

(2) Fund B directly owns 1,632,062 shares of Common Stock (approximately 3.53% of the total number of shares of Common Stock outstanding). Fund B has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 1,632,062 shares of Common Stock.

(3) Associates LP, in its capacity as the general partner of the Funds, has the ability to direct the management of the Funds’ business, including the power to vote and dispose of securities held by the Funds; therefore, Associates LP may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(4) Associates GP, in its capacity as the general partner of Associates LP, has the ability to direct the management of Associates LP’s business and, as such, may indirectly control the decisions of Associates LP regarding the vote and disposition of securities held by the Funds; therefore, Associates GP may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(5) ACM, in its capacity as a member of Associates GP and an investment adviser to Opportunities Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, ACM may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(6) ACH, in its capacity as the general partner of ACM has the ability to direct the management of ACM’s business and, as such, may indirectly control the decisions of ACM regarding the vote and disposition of securities held by the Funds; therefore, ACH may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(7) Jeffrey A. Ferrell, in his capacity as the Managing Member of ACH, has the ability to direct the management of ACM’s business, including the power to vote and dispose of securities held by the Funds; therefore, Mr. Ferrell may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(8) Opportunities Advisers, in its capacity as an investment adviser to Associates GP, may have the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Opportunities Advisers may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(9) Alternatives Advisers, in its capacity as the sole member of Opportunities Advisers, may have the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives Advisers may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(10) Alternatives GP, in its capacity as a member of Associates GP, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives GP may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(11) Alternatives Holdings, in its capacity as the sole member of Alternatives GP and a member of Alternatives Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives Holdings may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(12) NB AA, in its capacity as a member of Alternatives Holdings and of Alternatives Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, NB AA may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(13) NB Group, in its capacity as a member of Alternatives Holdings and the sole member of NB AA, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, NB Group may be deemed to have indirect beneficial ownership of the 4,583,531 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) held by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as set forth below, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

On April 24, 2015, Fund A received 1,928,545 shares of Common Stock and Fund B received 1,066,419 shares of Common Stock, following the conversion of $33.5 million aggregate principal amount of the Notes at a conversion rate of 277.7778 shares of Common Stock per $1,000 principal amount of the Notes. The Funds have a right to receive from time to time upon request the remainder of the shares of Common Stock to be received as a result of the conversion of the Notes but subject, at all times, to the 9.9% Blocker Percentage.

On April 24, 2015, Fund A received 775,943 additional shares of Common Stock and Fund B received 429,093 shares of Common Stock, pursuant to the Inducement Agreement.

On April 24, 2015, Fund A delivered 1,232,000 shares of Common Stock and Fund B delivered 693,000 shares of Common Stock to one of its broker-dealers to cover and close a short position, and on April 29, 2015, Fund A delivered 590,712 shares of Common Stock and Fund B delivered 326,577 shares of Common Stock to one of its broker-dealers to cover and close a second short position.

On April 30, 2015, Fund A requested 1,822,712 additional shares of Common Stock and Fund B requested 1,019,577 shares of Common Stock from the Company that the Funds have a right to acquire.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreements

On February 4, 2014, the Company entered into a securities purchase agreement with Associates GP, on behalf of Fund A, and a securities purchase agreement with Associates GP, on behalf of Fund B, pursuant to which the Company issued $39.5 million aggregate principal amount of the Company’s Notes to the Funds (collectively, the “Securities Purchase Agreements”). The Securities Purchase Agreements, a form of which has been filed by the Company on a Current Report on Form 8-K filed with the SEC on February 7, 2014, contain customary representations, warranties, covenants and closing conditions. Following the issuance of the Notes, the Funds sold $6 million aggregate principal amount of the Notes and, on April 22, 2015, the Funds converted the remaining aggregate principal amount of the Notes into shares of the Company’s Common Stock.

The Notes are governed by the terms of an indenture (the “Indenture”), dated as of February 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, which was filed by the Company on a Current Report on Form 8-K filed with the SEC on February 26, 2014, as amended. The Notes would have matured on February 15, 2019, if they had not been earlier converted. As reflected in the Third Supplemental Indenture (the “Third Supplemental Indenture”), dated as of April 21, 2015, between the Company and Wilmington Trust, National Association, as trustee, a form of which was filed by the Company on a Current Report on Form 8-K filed with the SEC on April 17, 2015, the Blocker Percentage referenced in the Indenture means 9.9%.

Registration Rights Agreement

In connection with the issuance of the Notes, on February 21, 2014, the Company and the Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a form of which has been filed by the Company on a Current Report on Form 8-K filed with the SEC on February 26, 2014. The Registration Rights Agreement provides for registration rights with respect to the Common Stock received upon conversion of the Notes, including the following:

•	Shelf Registration. The Company will prepare and file a resale registration statement for the resale of the Common Stock underlying the Notes no later than December 31, 2018.

•	Demand Registration. Prior to December 31, 2018, the Funds may cause the Company to register the Common Stock underlying the Notes.

•	Piggy-Back Rights. If the Company proposes to register any of its securities under the Securities Act of 1933 (the “Securities Act”), whether or not for sale for its own account, the Company will be required to provide notice to the Funds pursuant to the terms of the Registration Rights Agreement and provide the Funds with the ability to include the Common Stock underlying the Notes in the registration statement.

On November 7, 2014, the Company filed a registration statement on Form S-3 to cover the resale of shares received upon the conversion of the Notes.

Inducement Agreement

On April 16, 2015, the Company entered into an inducement agreement (the “Inducement Agreement”) with all of the holders of the Notes (including the Funds) representing $65 million aggregate principal amount of the Notes, a form of which was filed by the Company on a Current Report on Form 8-K filed with the SEC on April 17, 2015, pursuant to which such holders agreed to the removal of substantially all of the material restrictive covenants in the Indenture, as amended, and to convert their Notes in exchange for additional shares of Common Stock in the aggregate amount of 2,338,129 shares (the “Inducement Shares”). The issuance of the Inducement Shares will be made pursuant to an exemption from the registration requirements of the Securities Act contained in Section 4(a)(2).

Third Supplemental Indenture

On April 21, 2015, the Company entered into the Third Supplemental Indenture, a form of which is included as Exhibit A to the Inducement Agreement. In connection with the Inducement Agreement, each of the holders entering into the Inducement Agreement (including the Funds) consented to the proposed amendments to the Indenture, as amended, and as reflected in the Third Supplemental Indenture to, among other things, remove substantially all of the material restrictive covenants in the Indenture and amend the definition of the Blocker Percentage to be 9.9%.

Lock-Up Agreement

On April 20, 2015, the Company entered into the lock-up agreement (the “Lock-Up Agreement”) with the Funds, a form of which is included as Exhibit B to the Inducement Agreement. Each of the holders entering into the Inducement Agreement (including the Funds) agreed to be bound by the Lock-up Agreement to not to sell the shares of the Company’s Common Stock to be issued to such holders upon conversion of the Notes for 145 days (the “lock-up period”) subject to certain exceptions, including in connection with settling existing short positions and underwritten public offerings pursuant to the Registration Rights Agreement. In addition, such holders are permitted to dispose of up to 80 percent of such shares of the Company’s Common Stock remaining after settling existing short positions prior to the end of the lock-up period in specified intervals.

The foregoing summary of the Securities Purchase Agreements, the Indenture, the Registration Rights Agreement, the Inducement Agreement, the Lock-Up Agreement and the Third Supplemental Indenture is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Common Stock of the Company owned by the Funds.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated May 1, 2015, by and among the Reporting Persons (filed herewith).

Exhibit 99.2	Form of Securities Purchase Agreement, dated February 4, 2014, by and between Pernix Therapeutics Holdings, Inc. and the Investors party thereto (Incorporated by reference to Exhibit 99.1 on Current Report on Form 8-K filed on February 7, 2014).

Exhibit 99.3	Indenture, dated February 21, 2014, by and between Pernix Therapeutics Holdings, Inc. and Wilmington Trust, National Association (Incorporated by reference to Exhibit 4.1 on Current Report on Form 8-K filed on February 26, 2014).

Exhibit 99.4	Form of Registration Rights Agreement, dated February 21, 2014, by and between Pernix Therapeutics Holdings, Inc. and the Investors party thereto (Incorporated by reference to Exhibit 10.4 on Current Report on Form 8-K filed on February 26, 2014).

Exhibit 99.5	Inducement Agreement, dated April 16, 2015, by and between Pernix Therapeutics Holdings, Inc. and the investors listed on Schedule 1 thereto (Incorporated by reference to Exhibit 10.1 on Current Report on Form 8-K filed on April 17, 2015).

Exhibit 99.6	Form of Third Supplemental Indenture, dated as of April 21, 2015, among Pernix Therapeutics Holdings, Inc. and Wilmington Trust, National Association (included as Exhibit A to the Inducement Agreement).

Exhibit 99.7	Form of Lock-Up Agreement, dated as of April 20, 2015, among the Company and the holder thereto (included as Exhibit B to the Inducement Agreement).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 1, 2015.

ATHYRIUM OPPORTUNITIES FUND (A) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES FUND (B) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM CAPITAL MANAGEMENT, LP

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Authorized Signatory

ATHYRIUM CAPITAL HOLDINGS, LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Authorized Signatory

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL

ATHYRIUM OPPORTUNITIES ADVISERS LLC

	By:	NB ALTERNATIVES ADVISERS LLC,
its Sole Member

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES GP HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NEUBERGER BERMAN AA LLC

By:	/s/ Andrew Komaroff
Name:	Andrew Komaroff
Title:	Authorized Signatory

NEUBERGER BERMAN GROUP LLC

By:	/s/ Andrew Komaroff
Name:	Andrew Komaroff
Title:	Authorized Signatory

ANNEX A

Athyrium Opportunities Fund (A) LP

Athyrium Opportunities Associates LP is the sole general partner of Athyrium Opportunities Fund (A) LP (“Fund A”). There are no executive officers or directors appointed at Fund A.

Athyrium Opportunities Fund (B) LP

Athyrium Opportunities Associates LP is the sole general partner of Athyrium Opportunities Fund (B) LP (“Fund B”). There are no executive officers or directors appointed at Fund B.

Athyrium Opportunities Associates LP

Athyrium Opportunities Associates GP LLC is the sole general partner of Athyrium Opportunities Associates LP (“Associates LP”). There are no executive officers or directors appointed at Associates LP.

Athyrium Opportunities Associates GP LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Associates GP LLC are listed below:

Name	Principal Occupation
Athyrium Capital Management, LP	N/A (Member)
NB Alternatives GP Holdings LLC	N/A (Member)
Jeffrey A. Ferrell	President
Samuel Porat	President
Andrew C. Hyman	Senior Vice President
Christian Neira	Senior Vice President and Secretary
Kelly Maughan	Senior Vice President and Assistant Secretary
Kimberly Marlar	Assistant Secretary

Athyrium Capital Management, LP

The name and principal occupation of each of the members and executive officers of Athyrium Capital Management, LP are listed below:

Name	Principal Occupation
Athyrium Capital Holdings, LLC	N/A (General Partner)
Jeffrey A. Ferrell	President
Jeremy D. Lack	President
Andrew C. Hyman	Senior Vice President, Secretary
Paul A. Wakefield	Senior Vice President
Courtney Heizenrader	Vice President, Assistant Secretary

Athyrium Capital Holdings, LLC

The name and principal occupation of the member of Athyrium Capital Holdings, LLC is listed below:

Name	Principal Occupation
Jeffrey A. Ferrell	Managing Member

Athyrium Opportunities Advisers LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Advisers LLC are listed below:

Name	Principal Occupation
NB Alternatives Advisers LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director

Name	Principal Occupation
Brian Talbot	Managing Director
Christian Neira	Managing Director and Assistant Secretary
Blake Rice	Senior Vice President and Secretary
Kelly Maughan	Senior Vice President
Yonah Feder	Senior Vice President and Assistant Secretary
Ann Sheu	Vice President and Assistant Secretary
Kimberly Marlar	Vice President and Assistant Secretary
Kindal Kreamer	Vice President and Assistant Secretary

NB Alternatives Advisers LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives Advisers LLC are listed below:

Name	Principal Occupation
NB Alternatives Holdings LLC	N/A (Member)
Neuberger Berman AA LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director
John Buser	President and Managing Director
Andrew Komaroff	Managing Director and Chief Administrative Officer
Greg Barrett	Managing Director
Jeff Brown	Managing Director
Ethan Falkove	Managing Director
Susan Kasser	Managing Director
Michael Kramer	Managing Director
Andrew Laurino	Managing Director
David Lyon	Managing Director
David Morse	Managing Director
Christian Neira	Managing Director and Assistant Secretary
Mark O’Sullivan	Managing Director
Tristram Perkins	Managing Director
Sam Porat	Managing Director
Michael Rees	Managing Director
Joanna Rocha Scaff	Managing Director
Jonathan Shofet	Managing Director
Brien Smith	Managing Director
David Stonberg	Managing Director
Brian Talbot	Managing Director
Peter Von Lehe	Managing Director
Sean Ward	Managing Director
Patricia Miller Zollar	Managing Director
Matthew Bird	Senior Vice President
Peter Bock	Senior Vice President
Danielle Brown	Senior Vice President
Paul Daggett	Senior Vice President and Principal
Yonah Feder	Senior Vice President
Christopher Frattaroli	Senior Vice President

Name	Principal Occupation
Ashley Gimbel	Senior Vice President
Maura Reilly Kennedy	Senior Vice President and Principal
Kelly Maughan	Senior Vice President
Joshua Miller	Senior Vice President, Chief Operating Officer – Private Investment Portfolios and Principal
Benjamin Perl	Senior Vice President and Principal
Carly Brooks Prutkin	Senior Vice President
Blake Rice	Senior Vice President and Secretary
Zachary Sigel	Senior Vice President
Elizabeth Traxler	Senior Vice President and Principal
Jacquelyn Wang	Senior Vice President and Principal
Brock Williams	Senior Vice President and Principal
Manuela Yosha	Senior Vice President
Kaci Boyer	Vice President
Jeannette Chang	Vice President
Michael Conley	Vice President
Kindal Kreamer	Vice President and Assistant Secretary
Kimberly Marlar	Vice President and Assistant Secretary
Jose Luis Gonzalez Pastor	Vice President
Rahul Patel	Vice President
Kevin Purcell	Vice President
Eric Render	Vice President
Ann Sheu	Vice President
Bruce Topott	Vice President
Matt Wiener	Vice President
Yoshiyuki Yagisawa	Vice President
James Dempsey	Treasurer
Tony Taranto	Assistant Treasurer
Dean Winick	Vice President and Assistant Treasurer

NB Alternatives GP Holdings LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives GP Holdings LLC are listed below:

Name	Principal Occupation
NB Alternatives Holdings LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director
John Buser	President and Managing Director
Andrew Komaroff	Managing Director and Chief Administrative Officer
Greg Barrett	Managing Director
Jeff Brown	Managing Director
Ethan Falkove	Managing Director
Susan Kasser	Managing Director
Michael Kramer	Managing Director
Andrew Laurino	Managing Director
David Lyon	Managing Director
David Morse	Managing Director
Christian Neira	Managing Director and Assistant Secretary
Mark O’Sullivan	Managing Director
Tristram Perkins	Managing Director
Sam Porat	Managing Director
Matthew Rees	Managing Director
Michael Rees	Managing Director
Joanna Rocha Scaff	Managing Director
Jonathan Shofet	Managing Director
Brien Smith	Managing Director
David Stonberg	Managing Director
Brian Talbot	Managing Director
Peter Von Lehe	Managing Director
Sean Ward	Managing Director
Patricia Miller Zollar	Managing Director
Matthew Bird	Senior Vice President
Peter Bock	Senior Vice President
Danielle Brown	Senior Vice President
Paul Daggett	Senior Vice President and Principal
Yonah Feder	Senior Vice President
Christopher Frattaroli	Senior Vice President
Ashley Gimbel	Senior Vice President
Maura Reilly Kennedy	Senior Vice President and Principal
Kelly Maughan	Senior Vice President
Joshua Miller	Senior Vice President, Chief Operating Officer – Private Investment Portfolios and Principal
Benjamin Perl	Senior Vice President and Principal
Carly Brooks Prutkin	Senior Vice President
Blake Rice	Senior Vice President and Secretary
Zachary Sigel	Senior Vice President
Elizabeth Traxler	Senior Vice President and Principal
Jacquelyn Wang	Senior Vice President and Principal
Brock Williams	Senior Vice President and Principal
Manuela Yosha	Senior Vice President
Kaci Boyer	Vice President
Jeannette Chang	Vice President
Michael Conley	Vice President
Kindal Kreamer	Vice President and Assistant Secretary
Kimberly Marlar	Vice President and Assistant Secretary

Name	Principal Occupation
Jose Luis Gonzalez Pastor	Vice President
Rahul Patel	Vice President
Kevin Purcell	Vice President
Eric Render	Vice President
Ann Sheu	Vice President
Bruce Topott	Vice President
Matt Wiener	Vice President
Yoshiyuki Yagisawa	Vice President
James Dempsey	Treasurer
Tony Taranto	Assistant Treasurer
Dean Winick	Vice President and Assistant Treasurer

NB Alternatives Holdings LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives Holdings LLC are listed below:

Name	Principal Occupation
Neuberger Berman AA LLC	N/A (Member)
Neuberger Berman Group LLC	N/A (Member)
Andrew Komaroff	President and Chief Executive Officer
William Arnold	Chief Financial Officer and Executive Vice President
Heather Zuckerman	Executive Vice President
James Dempsey	Treasurer
Blake Rice	Senior Vice President
Christian Neira	Managing Director
Maxine L. Gerson	Secretary

Neuberger Berman AA LLC

The name and principal occupation of each of the members and executive officers of Neuberger Berman AA LLC are listed below:

Name	Principal Occupation
Neuberger Berman Group LLC	N/A (Member)
Andrew Komaroff	President and Chief Executive Officer
William Arnold	Chief Financial Officer and Executive Vice President
Heather Zuckerman	Executive Vice President
James Dempsey	Treasurer
Maxine Gerson	Secretary

Neuberger Berman Group LLC

The name and principal occupation of each of the executive officers of Neuberger Berman Group LLC are listed below:

Name	Principal Occupation
George Walker	Director and Chief Executive Officer
Joseph Amato	Director and President
Robert D’Alelio	Director
Steven Kandarian	Director
Richard Worley	Director
Lawrence Zicklin	Director
William Arnold	Chief Financial Officer and Executive Vice President
Andrew Komaroff	Chief Operating Officer and Executive Vice President
Heather Zuckerman	Secretary, Chief Administrative Officer and Executive Vice President